
15006987

Received SEC

APR 07 2015

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF INTERNATIONAL FINANCE CORPORATION

In respect of its

U.S. $150,000,000 1.250 per cent. Notes due July 16, 2018
(to be consolidated and form a single series with the existing issue of U.S.$1,000,000,000 1.250 per cent. Notes due July 16, 2018, issued on June 10, 2014, U.S.$100,000,000 1.250 per cent. Notes due July 16, 2018 issued on October 21, 2014 and U.S.$150,000,000 1.250 per cent. Notes due July 16, 2018, issued on March 20, 2015)

under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: April 1, 2015

The following information regarding an issue of U.S.$150,000,000 1.250 per cent. Notes due July 16, 2018, (to be consolidated and form a single series with the existing issue of U.S.$1,000,000,000 1.250 per cent. Notes due July 16, 2018, issued on June 10, 2014, U.S.$100,000,000 1.250 per cent. Notes due July 16, 2018 issued on October 21, 2014 and U.S.$150,000,000 1.250 per cent. Notes due July 16, 2018, issued on March 20, 2015) (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated November 21, 2013 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Uniform Fiscal Agency Agreement between the Corporation and the Federal Reserve Bank of New York effective July 20, 2006 (the "Uniform Fiscal Agency Agreement"), the Final Terms dated March 17, 2015 (the "Final Terms"), and the Terms Agreement dated March 17, 2015 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. U.S.$ 150,000,000 1.250 per cent. Notes due July 16, 2018 (to be consolidated and form a single series with the existing issue of U.S.$1,000,000,000 1.250 per cent. Notes due July 16, 2018, issued on June 10, 2014, U.S.$100,000,000 1.250 per cent. Notes due July 16, 2018 issued on October 21, 2014 and U.S.$150,000,000 1.250 per cent. Notes due July 16, 2018, issued on March 20, 2015).

On initial issue, the Notes will be issued in uncertificated bookentry form ("Fed Bookentry Notes") through the Federal Reserve Bank of New York and held by certain financial institutions as Holding Institutions and as depositories for Euroclear Bank NV/SA and Clearstream Banking, société anonyme, Luxembourg. After initial issuance, all Fed Bookentry Notes will continue to be held by such Holding Institutions and will not be exchangeable for Notes in definitive form. A "Holding Institution" is a depository or other designated institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch. See Prospectus.

(b) Interest Rate/Interest Payment Date. 1.250 per cent per annum payable semi-annually in arrears on January 16 and July 16 in each year, commencing July 16, 2015. See, Final Terms, Item 15.

(c) Maturity Date. July 16, 2018

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. Not applicable.

(i) Fiscal/Paying Agent. The Fiscal Agent is the Federal Reserve Bank of New York, 33 Liberty Street, New York, N.Y. 10045; the Listing Agent (Luxembourg), Paying Agent and Transfer Agent is Dexia Banque Internationale à Luxembourg, S.A., 69 route d'Esch, Luxembourg, L-2450, Luxembourg.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47 the Program Agreement, and the Terms Agreement.

The Dealers, party to the Terms Agreement, have severally agreed to purchase the Notes at an aggregate purchase price of 100.368 per cent. of the aggregate principal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. Not applicable.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (October 9, 2014);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D. Resolution No. IFC 2014-0018 adopted May 9, 2014 by the Board of Directors of the Corporation[3];

E. Uniform Fiscal Agency Agreement (effective July 20, 2006);[4]

F. Final Terms (April 1, 2015); and

G. Terms Agreement (April 1, 2015).

---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 9, 2014.

2 Filed on September 17, 2008.

3 Filed on July 10, 2014.

4 Filed on August 14, 2006.

Final Terms dated April 1, 2015


IFC
INTERNATIONAL FINANCE CORPORATION

International Finance Corporation

Issue of

U.S.$ 150,000,000 1.250 per cent. Notes due July 16, 2018

(to be consolidated and form a single series with the existing issue of
U.S.$ 1,000,000,000 1.250 per cent. Notes due July 16, 2018, issued on June 10, 2014,
U.S.$ 100,000,000 1.250 per cent. Notes due July 16, 2018, issued on October 21, 2014 and
U.S.$ 150,000,000 1.250 per cent. Notes due July 16, 2018, issued on March 20, 2015)

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "Corporation") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	1325

	(ii) Tranche Number:	4; to be consolidated and form a single series with the existing issue of U.S.$ 1,000,000,000 1.250 per cent. Notes due July 16, 2018, issued on June 10, 2014, U.S.$ 100,000,000 1.250 per cent. Notes due July 16, 2018, issued on October 21, 2014 and U.S.$ 150,000,000 1.250 per cent. Notes due July 16, 2018, issued on March 20, 2015
3.	Specified Currency or Currencies:	United States Dollars (U.S.$)
4.	Aggregate Nominal Amount:	
	(i) Series:	U.S.$ 1,400,000,000
	(ii) Tranche:	U.S.$ 150,000,000
5.	Issue Price:	100.368 per cent. of the Aggregate Nominal Amount plus U.S.$ 421,875.00 representing 81 days' accrued interest from and including the Interest Commencement Date to but excluding the Issue Date
6.	(i) Specified Denominations:	U.S.$ 1,000 and integral multiples thereof
	(ii) Calculation Amount:	U.S.$ 1,000
7.	(i) Issue Date:	April 7, 2015
	(ii) Interest Commencement Date:	January 16, 2015
8.	Maturity Date:	July 16, 2018
9.	Interest Basis:	1.250 per cent. Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Applicable
	(i) Rate of Interest:	1.250 per cent. per annum payable semi-annually in arrear
	(ii) Interest Payment Date(s):	January 16 and July 16 in each year, from and including July 16, 2015 to and including the Maturity Date.
	(iii) Fixed Coupon Amount:	U.S.$ 6.25 per Calculation Amount
	(iv) Broken Amount:	Not Applicable

	(v) Day Count Fraction:	30/360 (unadjusted)
	(vi) Determination Dates:	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16.	Floating Rate Note Provisions:	Not Applicable
17.	Zero Coupon Note Provisions:	Not Applicable
18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not Applicable
	Call Option II (Automatic):	Not Applicable
21.	Put Option:	Not Applicable
22.	Final Redemption Amount of each Note:	U.S.$ 1,000 per Calculation Amount
23.	Early Redemption Amount: Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	U.S.$ 1,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Fed Bookentry Notes: Fed Bookentry Notes available on Issue Date
25.	New Global Note (NGN):	No
26.	Financial Centre(s) or other special provisions relating to payment dates:	New York and London
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid	Not Applicable

Notes:

29.	Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalization and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Additional terms:	
	(i) Governing law:	New York

DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii) Date of Terms Agreement:	April 1, 2015
	(iii) Stabilizing Manager(s) (if any):	Not Applicable
34.	If non-syndicated, name and address of Dealer:	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom Attention: Syndicate Desk Telephone: +44 20 7545 8000 Facsimile: +44 20 7545 4455
35.	Total commission and concession:	Not Applicable
36.	Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:



By: ....

Duly authorized

DC_LAN01:309011.2

PART B – OTHER INFORMATION

LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application will be made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from April 7, 2015. The Notes are to be consolidated and form a single series with the existing issue of U.S.$ 1,000,000,000 1.250 per cent. Notes due July 16, 2018, issued on June 10, 2014, U.S.$ 100,000,000 1.250 per cent. Notes due July 16, 2018, issued on October 21, 2014 and U.S.$ 150,000,000 1.250 per cent. Notes due July 16, 2018, issued on March 20, 2015, which are listed and admitted to trading on the Luxembourg Stock Exchange.

RATINGS

Ratings:	Notes under the Program have been rated: S & P: AAA Moody's: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950KCC27
Common Code:	107577475
CUSIP:	45950K CC2
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks
Delivery:	Delivery against payment

Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

UNITED STATES TAXATION

A portion of the purchase price of the Notes is attributable to interest accrued for the period starting from and including the Interest Commencement Date to but excluding the Issue Date. Accordingly, a portion of the interest received on the Interest Payment Date scheduled for July 16, 2015 equal to such accrued interest should not be taxable when received but should instead reduce the holder's adjusted tax basis in the Notes by a corresponding amount.

Because the purchase price of the Notes, excluding the portion attributable to accrued interest as described above, exceeds the principal amount of the Notes, a U.S. Holder may elect to treat the excess as amortizable bond premium. A U.S. Holder that makes this election would reduce the amount required to be included in such holder's income each year with respect to interest on the Notes by the amount of amortizable bond premium allocable to that year, based on the Note's yield to maturity. If a U.S. Holder makes an election to amortize bond premium, the election would apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that the U.S. Holder holds at the beginning of the first taxable year to which the election applies or that such holder thereafter acquires, and the U.S. Holder may not revoke the election without the consent of the Internal Revenue Service.

The following paragraphs supplement the discussion under "Tax Matters" in the Prospectus dated as of June 3, 2008, and reflect recently enacted legislation.

Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the property is held for more than one year.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the U.S. Holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income generally includes its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investments in the Notes.

Information with Respect to Foreign Financial Assets

Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

EXHIBIT G

EXECUTION VERSION

TERMS AGREEMENT NO. 1325, TRANCHE 4 UNDER THE STANDARD PROVISIONS

April 1, 2015

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agrees to purchase from you (the "**Corporation**") the Corporation's U.S.$ 150,000,000 1.250 per cent. Notes due July 16, 2018, Tranche 4 (the "**Notes**", as from April 7, 2015 to be consolidated and form a single series with the Corporation's U.S.$ 1,000,000,000 1.250 per cent. Notes due July 16, 2018, issued on June 10, 2014 (Tranche 1), the Corporation's U.S.$ 100,000,000 1.250 per cent. Notes due July 16, 2018, issued on October 21, 2014 (Tranche 2) and the Corporation's U.S.$ 150,000,000 1.250 per cent. Notes due July 16, 2018, issued on March 20, 2015 (Tranche 3)), described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the "**Final Terms**") at 9:00 a.m. New York City time on April 7, 2015 (the "**Settlement Date**") at an aggregate purchase price of U.S.$ 150,973,875.00 (which is 100.368 per cent. of the aggregate nominal amount of the Notes, plus 81 days' accrued interest) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein, the term "**Time of Sale**" refers to March 27, 2015, 3:08 p.m. London time and the term "**Dealer**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an

officer's certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5 The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from Sullivan & Cromwell LLP (the "Reliance Letter") addressed to the undersigned and giving the undersigned full benefit of the existing validity opinion of such firm in respect of the Corporation's Global Medium-Term Note Program as of the respective date of such existing validity opinion, provided, however, that the undersigned shall be responsible for any costs associated with the delivery of the Reliance Letter.

6 The Corporation agrees that it will issue the Notes and the undersigned agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.368 per cent. of the nominal amount of the Notes (U.S.$ 150,552,000) plus 81 days' accrued interest (U.S.$ 421,875.00)).

7 Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK OF NYC/DBLDN; and payment of the purchase price specified above shall be delivered in immediately available funds to the Corporation's account at the Federal Reserve Bank of New York: ABA No. 021-082-162.

8 The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

9 In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

10 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

11 For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

12 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

13 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

DEUTSCHE BANK AG, LONDON BRANCH

By: 

Name: Tim Pätzold
Title: Assistant Vice President

By: 

Name: PATRICK ULMER
Title: COUNSEL

SCHEDULE I

Notice Details of the Dealer:

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom
Attention: Syndicate Desk
Telephone: +44 20 7545 8000
Facsimile: +44 20 7545 4455